U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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
                                                                        ----------------------------
-------                                                                         OMB APPROVAL
FORM 5         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
-------                                                                 OMB Number  3235-0362

                                                                        Expires:    January 31, 2005
                                                                        Estimated average burden
                                                                        hours per response....1.0
                                                                        ----------------------------
|_| Check this box if no longer
    subject to Section 16.                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
    Form 4 or Form 5                              of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
    obligations may continue.                                       Investment Company Act of 1940
    See Instruction 1(b).
|_| Form 3 Holdings Reported
|X| Form 4 Transactions
    Reported
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
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1. Name and Address              2.  Issuer Name and Ticker or                                6.  Relationship of Reporting
   of Reporting Person*              Trading Symbol                                               Person to Issuer (Check all
                                                                                                  applicable)
Rechler   Scott     H.               Reckson Associates Realty
                                     Corp.  (RA)                                               X   Director               10% Owner
----------------------------       ---------------------------------                          ----                   ---
(Last)    (First)   (Middle)      3. I.R.S. Identification Number of                           X    Officer (give         Other
                                     Reporting Person, if an entity     4.  Statement for     ----  title below)     ---  (specify
                                     (Voluntary)                            Month/Year                                    below)

c/o Reckson Associates Realty Corp.                                     December 31, 2002          Co-Chief Executive Officer
    225 Broadhollow Road                                                --------------------  ------------------------------------
-----------------------------------                                     5.  If Amendment,     7.  Individual or Joint/Group Filing
                (Street)                                                    Date of Original      (check applicable line)
                                                                            (Month/Year)           X  Form filed by One Reporting
Melville,  NY         11747                                                                       --- Person
-----------------------------------                                                                   Form filed by More than One
(City)     (State)    (Zip)                                                                       --- Reporting Person
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                                         Table I -- Non-Derivative Securities Acquired,
                                               Disposed of, or Beneficially Owned
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


 1. Title of Security  2. Trans-  2A. Deemed      3. Trans-   4. Securities Acquired (A)  5. Amount of      6. Owner-   7. Nature
    (Instr. 3)            action      Execution      action      or Disposed of (D)          Securities        ship        of In-
                          Date        Date, if       Code        (Instr. 3, 4 and 5)         Beneficially      Form:       direct
                          (Month/     any            (Instr.                                 Owned at          Direct      Bene-
                          Day/        (Month/         8)                                     End of            (D) or      ficial
                          Year)       Day/                                                   Month             Indirect    Owner-
                                      Year)                                                  (Instr. 3         (I)         Ship
                                                                                             and 4)            (Instr.     (Instr.
                                                                                                               4)          4)
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                                                              Amount  (A) or    Price
                                                                        (D)
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Class A Common Stock      12/10/02                   S4+      18,750     D      $20.98       192,781++            D
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                                                                                               2,826            I+++      By Trust
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*If the form is filed by more than one person, see instruction 4(b)(v)
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




                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title  2. Con- 3. Trans- 3A. Deemed  4. Trans- 5. Number   6. Date        7. Title     8. Price  9. Num-  10. Owner- 11. Na-
   of        ver-    action     Execu-     action    of          Exer-          and          of        ber       ship       ture
   Deriv-    sion    Date       tion       Code      Deriv-      cis-           Amount       Deriv-    of        Form       of In-
   ative     or      (Month/    Date, if   (Instr.   ative       able           of           ative     De-       of         direct
   Secur-    Exer-    Day/      any        8)        Securi-     and            Under-       Secu-     riva-     Deriv-     Bene-
   ity       cise     Year)     (Month/              ties        Expira-        lying        rity      tive      ative      ficial
   (Instr.   Price               Day/                Ac-         tion           Securi-      (Instr.   Se-       Secu-      Own-
   3)        of                  Year)               quired      Date           ties         5)        curi-     rity:      ership
             Deriv-                                  (A) or      (Month/        (Instr.                ties      Direct     (Instr.
             ative                                   Dis-        Day/           3 and                  Bene-     (D) or     4)
             Secur-                                  posed       Year)          4)                     fi-       Indi-
             ity                                     of                                                cial-     rect
                                                     (D)                                               ly        (I)
                                                     Instr.                                            Owned     (Instr.
                                                     3, 4                                              Fol-      4)
                                                     and 5)                                            lowing
                                                                                                       Re-
                                                                                                       ported
                                                                                                       Trans-
                                                                                                       action
                                                                                                       (Instr.
                                                                                                       4)

                                                                 ----------------------------
                                                                                       Amount
                                                                 Date   Ex-            or
                                                                 Exer-  pira-          Number
                                                    ---------    cisa-  tion           of
                                                    (A)   (D)    ble    Date    Title  Shares
                                                    ---------    ----------------------------
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Phantom   1-for-1   11/14/02               A4     35,247         (1)   11/14/06  Class  35,247         35,247         D
Stock                                                                            A
                                                                                 Common
                                                                                 Stock
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Explanation of Responses:
(1) The grant will vest in four equal annual installments beginning on November 14, 2003.
+   These shares were transferred to the Company in repayment of a $508,593.75 loan to Scott Rechler that was granted to Mr. Rechler for the purchase of the shares. The loan, which was secured by the shares, matured on December 10, 2002.
++  Includes 531 shares owned through the Company's 401(k) Plan.
+++ Represents shares held in trust for the children of Scott Rechler that were acquired upon the reinvestment of dividends, beneficial ownership of which is disclaimed by Mr. Rechler.




                                                                        By: /s/ Scott H. Rechler                       2/13/03
                                                                           --------------------------------         ------------
**  Intentional misstatements or omissions of facts                        **Signature of Reporting Person             Date
    constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.
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